TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

UNITREND, INC.

(Exact name of registrant as specified in its charter)

Nevada	**8731-0203**	**34-1904923**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4665 West Bancroft St.
Toledo, Ohio   43615
(Address of principal executive office)   (zip code)

Registrant's telephone number, including area code 419-536-2090

Copies to:

MICHAEL A. SMITH
CARLILE PATCHEN & MURPHY LLP
366 E. Broad Street
Columbus, Ohio 43215
614-228-6135

Securities to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS TO BE SO REGISTERED	**NAME OF EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED**
Common Stock, no par value	Application will be made to list on various Exchanges, including, but not limited to the Boston Stock Exchange and the Pacific Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

NONE

ITEM 1. BUSINESS
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Unitrend, Inc. (the "Company") is a development stage company founded as an Ohio Corporation in 1996 by Conrad A.H. Jelinger. The Company was reincorporated in Nevada in July, 1999. The Company focuses on the computer enclosure and power supply industry. The Company is preparing for the release of the VersaCase® computer enclosure later this year. In 1998 we agreed to acquire by merger a related party known as Server Systems Technology, Inc., (SSTI), an Ohio corporation formed September 27, 1994, for the purpose of obtaining patented technology crucial to retaining control of the VersaCase line of products. This acquisition was legally effectuated in July 1999.
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COMPANY OVERVIEW

Unitrend, Inc. was founded with the purpose of expanding the useful life of computer technology. Our mission is to maximize our customers' return on investment in information systems by extending the value of older technologies as they combine with the latest advances. Our first product which is designed to accomplish this aim is the highly modular VersaCase computer enclosure. Unitrend's current goal is to establish VersaCase as the industry standard for open architecture computer enclosures while setting new benchmarks for quality and adaptability.

We utilize proprietary and patented technology to design, develop, manufacture, and market our products. VersaCase is a computer enclosure which allows a user or technician to rapidly access all internal components of a computer. This architecture dramatically reduces downtime for maintenance, and allows quick upgrading of a single component (such as the computer's central processing unit) without having to replace or tear down and rebuild the entire computer. We have also patented a computer power supply unit that greatly enhances the energy performance and cooling operations inside a computer case. These products save substantial time and financial resources for both users and technical support staff. Up to the date of the filing of this document, we have not had any sales of the VersaCase computer enclosure, but have presently placed five units in the field for testing.

Unitrend has equipped a 13,000 square foot light assembly and metal fabricating plant in Wauseon, Ohio for the assembly of its products. The facility will ultimately have the production capacity of 3,000 units per day and be staffed by 35 hourly and 5 salaried employees. The plant is operated by our affiliate, Osborne Manufacturing, Inc. (OMI). Additionally, we have several agreements with nationally known suppliers who have successful long-term operating histories as manufacturers/providers of component parts for the computer industry.

The VersaCase will be marketed and sold through direct and indirect channels. After introducing the product to North America, we will expand to Europe, Asia/Pacific, and Latin America, although not necessarily in that order. The unique total modularity of VersaCase enables the end-user to save considerable time and money, whether the product is utilized as a personal computer (PC) or as a server in a network of computers. Due to the mission-critical nature of computer network activities, our primary marketing efforts are directed at server applications. We will also market to high-end PC users concerned with complex, high quality computer systems, and expect these users to be strong early adopters of the VersaCase technology.

In addition to its assembly plant in Wauseon, Ohio, Unitrend has its headquarters in Toledo, Ohio. The company currently employs 12 people, and expects to grow to 35 in mid-2000.

PATENTS AND TRADEMARKS

We rely on a combination of patents, trademarks, trade secrets and non-disclosure agreements to protect our proprietary rights. We execute confidentiality and non-disclosure agreements with our employees and with key vendors and suppliers. These efforts allow us to rely upon the knowledge and experience of our management and technical personnel and our ability to market our existing products and to develop new products. The departure of any of our management and technical personnel, the breach of their confidentiality and non-disclosure obligations to us, or the failure to achieve our intellectual property objectives may have a material adverse effect on our business, financial condition and results of operations.

Currently, we have three United States patents issued and five United States patent applications pending. There can be no assurance that any new patents will be issued, that we will continue to develop proprietary products or technologies that are patentable, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on our business and operating results.

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Our ability to compete successfully and achieve future revenue growth will depend, in part, on our ability to protect our proprietary technology and operate without infringing upon the rights of others. There can be no assurance that these measures will successfully protect our intellectual property or that our intellectual or proprietary technology will not otherwise become known or be independently developed by competitors. In addition, the laws of various countries in which our products are or may be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States. Our inability to protect our intellectual property and proprietary technology could have a material adverse effect on our business, financial condition and results of operations. As the number of patents, copyrights and other intellectual property rights in the computer enclosure industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, computer enclosure companies may increasingly become subject of infringement claims. In the future, we may be notified that we are infringing patent or other intellectual property rights of others. Although there are no pending or threatened intellectual property lawsuits against us, we may become the subject of litigation or infringement claims in the future. Any of these potential claims could result in substantial costs and diversion of resources and could have a material effect on our business, results of operations and financial condition.

INDUSTRY

The computer industry has experienced remarkable growth. According to eTForecasts, PC shipments reached 39.9 million units domestically, and 107 million units worldwide in 1999, a growth of 20.5% over 1998. While the Y2K issue motivated some purchases, this sales pattern reflects both the acquisition of first machines and replacement of existing units. Worldwide PC sales are expected to reach over 215,000,000 units by the year 2005.

Domestic and Worldwide PC Shipments*

	1998	1999	2000**
Domestic	34.2	39.9	45.3
Worldwide	88.8	107	124.5

*Shipments are measured in millions of units
** Projected numbers

Source: eTForecasts

According to International Data Corp., revenue from worldwide PC sales for 1998 was $171 billion, and in 1999 worldwide revenues were up to $189 billion, representing a 10.5% increase over the previous year. Projected worldwide revenue for 2000 is $204 billion, a 7.9% increase.

The PC server market likewise grew at a rapid pace. According to market researcher eTForecasts, 1999 worldwide server shipments reached 3.7 million units. Worldwide sales by 2005 are projected to be 11.5 million units. The top four vendors in this segment are Compaq, Hewlett-Packard, IBM and Dell.
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Growth in the computer market reflects the rush to build information highways within and between both work and home environments. The trend of connecting people and business is further illustrated by the dramatic growth of Web Hosting, Application Service Providers (ASPs), Internet Service Providers (ISPs), and a rapid growth in the number of new companies entering this market. In order to support this high level of "instant" connectivity, these companies are building massive "server farms" using fiber optic communications to accelerate the transmission of data by two to three times current speeds. For example, Intel has built its first server farm in Santa Clara, CA and has aggressive plans to open more hosting facilities around the world, each with 5,000 to 10,000 servers (Computer Reseller News, 10/8/99). Level 3 Communications, an international communications network company, is building a worldwide network with "gateway" sites planned in 56 U.S. and 21 International cities (Level 3 Communications web site 3/15/00).
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Open Architecture. The concept of open architecture enables computer users to combine various components and peripherals from different manufacturers. To some extent, the industry has moved in the direction of common standards typified by open architecture. For example, mounting boards, DVD's, CD-ROM's, floppy drives, and serial ports, to name a few, are designed according to a set of common specifications. In addition, the ATX logic board platform developed by Intel, the world's largest manufacturer of microprocessors, sets the standard for placement of connecting devises to the logic board. However, fiercely competitive market forces have thus far defeated true open architecture.

Major assemblers such as IBM, Dell, Gateway, and Compaq build units that support only their proprietary components. If one of these parts should fail, the only option is to replace it with the same part from the same company. While this provides additional revenue for the PC producer, the consumer suffers in significant ways. Consumers are locked into the price, availability, and delivery time dictated by the PC producer, which can add to downtime and cost of maintenance.

Accessibility. In order to simplify the repair and upgrade of computers, the industry is beginning to create hardware that is easily accessible. Historically, the design of computer enclosures has severely limited one's ability to service both critical and ordinary problems with a PC. Rapid access is especially important in mission-critical applications where a technician must make a prompt intervention to save the computer network from crashing. Unfortunately, the human expert often loses this race. These system crashes are all to frequent and widely publicized, as in the cases of internet companies E-bay and Amazon.com. The loss in reputation and revenues can be significant. Sandy Carter of IBM stated that some of their customers lose $10,000 per minute of downtime (Computer Reseller News, 5/21/99).

Some industry leaders are moving toward tool-less cases that can be opened by pressing tabs to lift the top panel. Apple introduced the G-3 model highlighting the ease of access to the "guts" through a drop-down side panel. Gateway, Dell, and IBM have recently introduced models that move in this direction as well.

Continuous Need to Upgrade. Both hardware and software components are updated at an astounding pace. Moore's Law states that processing power doubles roughly every 18 to 24 months. The rapid release of 12 Intel microprocessing chips from the 8080 through the Pentium III Xeon over the last 25 years shows that Moore's observation is still remarkably accurate, while also demonstrating technology's rushing rate of change. A steady stream of software upgrades takes advantage of this additional processing power to create more powerful, intuitive, and stable software. We become increasingly dependent on the software, and thus the software upgrades, which in turn require upgrading the computer's memory, storage, or processing capabilities. This cycle becomes so expensive that the estimated 5 year total cost of ownership for a Windows based PC is $47,500 (March 2000 Fujitsu web site, citing a study by the Gartner Group). Instead of upgrading the computer, entire existing systems are often simply discarded.

Scalability. The ability to change internal components is essential for extending the investment in computer technology. As the Fortune Tech Buyers Guide states, " scalability is key, especially in PCs. Better systems provide plenty of expansion slots and extra drive bays so PCs can grow as needed" (Fortune Tech Buyers Guide Supplement Summer, 1999, p. 130, 141).

UNITREND SOLUTION

We believe Unitrend is well positioned to offer solutions to many of the issues listed above. VersaCase was designed with these factors in mind, resulting in a product that addresses all four areas: true open architecture; complete accessibility; rapid upgrade and maintenance; and creative scalability.

True Open Architecture. The VersaCase achieves true open architectural design by allowing the combination of various technologies and/or peripherals from different manufacturers. VersaCase accepts all industry standard components, such as motherboard configurations from Intel. Because the case design allows for the acceptance of any non-proprietary part, the consumer will not be restricted to using proprietary components. This significantly enhances the computer's value by allowing the owner to choose the best component for each repair and upgrade.

Complete Accessibility. The VersaCase allows a user or technician to quickly access the internal components of a computer. The design of the case is similar to a drawer, thereby providing quick access, without tools, to the inside of the computer. Internal components become modules that can be installed or replaced simply and easily. This design simplifies routine repair, maintenance, and upgrade procedures. This full-access-design is vital for mission-critical applications. Often, a failure in a server system can be isolated to two or three units, and the technician must rapidly check all three units to save the entire system from shutting down. Standard computer enclosures require considerable time to access all internal components because they must be laboriously dismantled. With the VersaCase, the technician simply slides open the drawer. What can take agonizing minutes or even hours with a typical enclosure is done in seconds or minutes with a VersaCase.

Rapid Upgrade and Maintenance. The drawer-like design of the VersaCase not only allows full access to all the internal components, it dramatically reduces the time required to get to any given component. The time it takes to perform upgrades and repairs is doubly expensive when you add the cost of the person's time performing the task to the lost productivity of the user while the system is down. In effect, every minute saved by VersaCase buys back two minutes of user and technical support time. The total cost of ownership for a computer built with VersaCase is greatly reduced by allowing individual components to be upgraded. With other cases, many

components such as the motherboard or central processing unit (CPU) cannot be changed, and you are forced to discard the entire PC. With other cases, you are forced to buy a whole new computer, leaving you with many perfectly good, but unusable, components. Instead of spending thousands of dollars every two years for a whole new system, VersaCase lets you spend a couple hundred dollars (or less) by merely upgrading the old component and continuing on with using the rest.

Creative Scalability. The VersaCase provides unmatched flexibility. It can be used as a PC or a server. As a server, the unit can be used in a rack-mount application or as a standalone unit. Up to fifteen 3 1/2" drives can be mounted internally onto three independent universal mounting racks, or six 5 1/4" drives can be mounted onto two independent universal mounting racks. Removable drive bay panels allow for any combination of drive sizes to be installed. Due to the inter-changeability of the components, hundreds of configurations are possible.

In summary, the VersaCase offers new technology to the market, which gives you the ability to easily maintain and upgrade your system while providing unsurpassed configuration options. VersaCase simplifies changes and extends the life of computers, saving substantial time and money for both companies and individuals.

COMPETITION
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We will compete in the computer enclosure market, initially focusing on the high-end PC and entry-level server segments. The computer enclosure market is intensely competitive. Within the enclosure market, we will encounter competition primarily from large domestic enclosure manufacturers and distributors such as Berno, Inc., California P.C. Products, American Portwell and Antec. To our knowledge, no competing company offers an enclosure which contains all the features and benefits of the VersaCase. As noted above, some major computer assembly firms, e.g., IBM, Gateway, Acer, and Dell, have introduced PC models that contain some modular features that are found in a VersaCase. No one, however, has designed or introduced a model that delivers all the scalable and versatile technology that the VersaCase offers.
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We will also encounter strong competition from international computer enclosure companies who sell to worldwide original equipment manufacturers and distributors. These international companies also set up their own distribution networks in international markets, including the United States. The international market is extremely competitive due primarily to aggressive pricing. Examples of international companies include: Chung Long Metal Co., Ltd.; Karrie Ind.; MacCase Ind. Corp.; Leadertech Systems; Everfit Computer Supply; and Evergreat Group.
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The VersaCase is more expensive to purchase than traditional computer enclosures, with a retail price around $400. This price is competitive when compared to higher-end rackmount servers. We will compete in the computer enclosure market by demonstrating the value of the features and benefits of VersaCase. We separate ourselves from other companies now offering computer enclosures by focusing on common sense solutions. VersaCase is convertible technology. Accordingly, it may be used as a single unit, in multiple stacks, rack-mount configuration, or as a workstation. It can be used in a variety of applications including, but not limited to a file server, disk array, or jukebox. Further, non-proprietary components can be used to configure a computer for a specific application, and possibly achieve lower operating costs.
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There can be no assurance that we will be able to compete effectively in this marketplace. While unit cost and actual pricing is being established for the product, there is no production and sales history to determine the accuracy of these figures. Therefore, it is not possible to determine whether we can effectively compete with other computer enclosure manufacturers on price alone. An inability to compete with other computer enclosure manufacturers would adversely affect our business, financial condition, and results of operations.

GROWTH STRATEGY

Our growth strategy is built around five imperatives: maintaining technology leadership; increasing market share; acquisition of other business entities; leveraging strategic relationships; and the recruiting and retention of key personnel.

Maintaining Technology Leadership. The cutting edge of our effort to achieve technological leadership is to establish a standard for open architecture and modularity in the computer enclosure industry. Other components, accessories, and products are in various stages of development. They will be supported by an aggressive research and development budget.

Increasing Market Share. Our entry into the market is estimated at a modest level to allow us to grow at a reasonable pace. However, we make no representations or guarantees that we will be able to manage the growth of our business. Once VersaCase is introduced,

we expect that there will be significant interest across a number of market segments. The VersaCase is unparalleled in its versatile application as a PC or server enclosure. The ease of access and scalability will provide numerous benefits to routine and mission-critical users that will propel and increase market share.

Acquisition of Other Business Entities. In order to expand our technological and market capabilities, we may consider the pursuit of other companies. Such acquisitions may include core and non-core entities. A core entity may be a research and development group, and a non-core firm could be one that might enhance our production process.

Leveraging Strategic Relationships. We intend to leverage our relationship with companies that complement our mission. For instance, the uniqueness of VersaCase technology will create opportunities for us to establish strong relationships with key distributors. These distributors will be able to offer their clients a product that is very competitive and distinctive. We have been approached by distributors to consider a channel relationship or exclusive position with them. While we must maintain a broader market focus, we may selectively enter into agreements that would enhance market credibility and penetration.

Recruitment and Retention of Key Personnel. An entrepreneurial spirit that was based in creativity, risk and reward drove the birth of this company. We intend to maintain this quality by offering competitive salary and incentive compensation. Our overriding human resources philosophy is to build a corporate culture that supports the success of each employee, as well as the company.

MARKETING AND SALES

We are implementing brand-building strategies for both the Unitrend and VersaCase brands. Our brand objective is to identify emerging trends in computer-related technologies and to provide streamlined solutions that make those technologies more user friendly. The VersaCase computer enclosure is the first product that we are marketing. We will continue to build equity in the brand by promoting the unique and patented VersaCase features via multiple mediums to diverse market segments.
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VersaCase will be marketed to, and sold for, two specific PC applications: high-end PC users, such as automated manufacturing functions, and entry-level servers. We intend to market and sell our products to non-profit and commercial organizations, individuals, and original equipment manufacturers (OEMs). OEM sales and licensing, large corporate and government accounts, and large-volume value added re-seller (VAR) sales will be managed by Unitrend's direct sales organization. Sales to all other organizations will be through distributors. We are in the process of establishing a multi-channel distribution network that will allow us to leverage the distributors who are strategically focused on offering value added products and services to the computer industry. Lastly, we will sell the VersaCase and future products directly to end-users through our Internet site. However, we will modify our distribution plans as demanded by the markets we serve in order to maximize efficiency throughout all channels of distribution. We intend to promote end-user demand, and will support our sales efforts through a variety of marketing programs including but not limited to: trade and consumer advertising, public relations, and trade shows.
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While our initial focus is the North American market, we plan to expand to Europe, Asia/Pacific, and Latin America as opportunity arises. The data presented at the beginning of the business section illustrates the size of these market segments.

PRODUCT

VersaCase is our flagship product. The VersaCase has undergone an extensive development process. Five developmental VersaCase prototypes have been developed, including the yet to be released production-level beta units. These units will undergo rigorous in-house testing as well as field placement at selected sites, which will mirror our more prominent market segments.

The VersaCase is comprised of a number of characteristics and features, such as:

- Chassis and outer shell are made of 16-gauge steel.

- Up to fifteen 3 1/2" drives can be mounted internally onto three independent universal mounting racks.

- Or six 5 1/4" drives can be mounted onto two independent universal mounting racks.

- Removable drive bay panels allow for any combination of drive sizes to be installed.

- Front mounted DB connector for easy laptop docking or serial, SCSI, USB and parallel connections.

- Front DB connector can be swapped with a wireless infrared connecting port.

- High-security tumbler lock to protect against unauthorized entry into the computer's interior.

- Easy to read control panel with LED readouts for Power, Turbo, HHD1 activity, HDD2 activity, Power supply cooling fan failure warning, and Processor cooling fan failure warning, as well as a System Reset switch and Turbo speed switch.

- 19" Rack-Mount ready chassis with invertible outer shell to maintain EMI/RFI shielding.

- Ultra-strong construction to allow units to be stacked up to six high with docking pin accessory.

- Rugged design allows even the heaviest CAD Monitors to be placed on top of unit.

- Ball bearing drawer sliders with heavy duty 100lb weight capacities, for smooth opening and closing.

- Removable back plane with 25-pin, 9-pin DB connector ports and RJ port.

- Optional 10, 12, or 16 slot back planes available for AT, ATX, Passive back plane and other designs.

- Includes Prism Power Supply (when available) or allows the use of standard Slim power supplies mounted in either a horizontal or vertical position.

- Rear mounted cable transom to facilitate moving wires when opening and closing chassis drawer.

- Quick-release power supply base unit used to distribute power to electrical components which accepts optional battery pack for uninterrupted power in case of power supply failure.

- Removable thread-mounted feet allow unit to be bolted down on or under table, desk, wall, rack, etc.

OPERATIONS

For the design, development, and manufacturing of our products, we rely on a skilled work force imbued with a strong work ethic and moderate wage scale. In addition, principal suppliers have been selected based on experience and pricing considerations.

Manufacturing Facility. VersaCase will be assembled at a light assembly and metal fabricating plant in Wauseon, Ohio, which is located 30 miles west of Toledo. The 13,000 square foot facility will assemble the VersaCase units and related products. The facility will ultimately have the production capacity of 3,000 units per day based on a three-shift schedule. The facility will be operated as Osborne Manufacturing, Inc. (OMI), a joint venture between Unitrend, Inc. and Jon Osborne. Until OMI's third year of production of VersaCase units for Unitrend, we will hold a majority ownership of the joint venture, at which time our ownership will be reduced to 40%.

It is expected that 35 hourly and five salaried employees will staff the plant. The facility is located in an area that features a solid workforce and reasonable wage scale. Located near Interstates 80/90 and 75, the manufacturing facility affords excellent shipping access. The facility is 15 minutes from the Toledo, Ohio airport and a short distance from the Fulton County airport.

Key Suppliers. We will use a large national metals company which is established, well-known and respected in the computer industry, as our major vendor. They will produce the VersaCase chassis through a hard-tool process, and will apply the interior rails and feet to the bottom of the unit. The vendor also has the ability to customize parts with soft-tool applications.

Fulton Industries of Wauseon, Ohio will produce the small steel components that will be used in the VersaCase. Fulton Industries is located in close proximity to the main manufacturing facility and offers over 75 years experience in this market.

Adept Mold of Detroit, Michigan has been selected to supply the plastic components for the VersaCase. Similar to the other vendors, Adept was selected based on its location, price, competitive service, and molding expertise.

We intend to establish a comprehensive quality control system and will seek ISO9000 compliance from the International Standards Organization. Our intent is to base our quality control program around preventative logic rather than a detection philosophy and practice. This will be accomplished by establishing a rigorous inspection protocol at each assembly station. Documentation will be accomplished by computer-generated evaluation methodologies.

RESEARCH AND DEVELOPMENT

Apart from tooling costs of $1,429,429, as of December 31, 1999, we have invested $199,198 in research and development. To date, our primary focus has been the development of the VersaCase. We are developing accessories that will further enhance the VersaCase, and allow for further customization. It is our intent to continue to innovate by developing similar products that will enable a computer user to save time and money while upgrading and repairing his or her computer. The design of a unique power supply unit is nearing completion, although we have already received one patent on the power supply, and expect to seek others. Other product designs are also on the drawing board. There is no guarantee that any of these products will become viable revenue sources.

We believe timely introduction of new and enhanced products will be essential to maintaining a competitive edge. However, we make no representation or guarantee that we will be able to establish or maintain a competitive edge in the marketplace. Consequently, the human and financial commitment to research and development will increase proportionately to meet these demands.

ITEM 2. FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated historical financial data as of and for the years ended December 31, 1999, 1998, 1997, and 1996 has been derived from our Financial Statements, which have been audited by Groner, Boyle & Quillin, LLP ("GBQ"), independent auditors. We have retained GBQ to audit our financials for each of the four years listed in the table below. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and the Notes to the Consolidated Financial Statements, which are included herein.
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| | As of and for the years ended December 31, (in thousands, except per share data) | | | |
	1999	1998	1997	1996
Operating results:				
Revenues	—	—	—	1
Cost of Goods Sold	—	—	—	—
Operating loss	(1,039)	(1,014)	(1,293)	(5,570)
Net income (loss)	(1,123)	(1,099)	3,707	(5,569)
Basic and diluted earnings				
(loss) per share:	(0.02)	(0.02)	0.06	(2.32)
Balance Sheet Data:				
Cash and cash equivalents	7	2	0	78
Total assets	2,242	1,777	299	303
Long-term debt	2,021	421	26	—

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with our "Selected Consolidated Financial Data" and our financial statements and accompanying notes appearing elsewhere in this prospectus. This document contains forward-looking statements that involve risks and uncertainties. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document. Actual results may differ materially from those indicated in forward-looking statements.

OVERVIEW

We invent and market computer-related products designed to make technology simple, accessible and affordable through modularity. We have exclusive rights to patented and patent pending products and technology for certain computer-related products. Our VersaCase computer enclosure system, which we have begun marketing to businesses and other entities employing computer servers, allows users to quickly access computer components by incorporating a pull-drawer design of high modularity, thus reducing downtime and extending the service life of information technology.

We are a development stage company which commenced operations in April 1996 and has incurred significant losses since that date. In 1998 we acquired Server Systems Technology, Inc., (SSTI), a related Ohio corporation formed September 27, 1994. SSTI held the patent on technology crucial to the VersaCase line of products. We acquired SSTI in a stock-for-stock exchange. To date, we have not generated any revenue from sales of our patented and patent pending products or through licensing agreements, but have relied on private equity financing and loans from our founder. Furthermore, we have not yet been profitable since our inception and expect to incur additional operating losses in 2000 as we ramp up for production and sales of our VersaCase product. As of December 31, 1999, we had an accumulated deficit of $4,177,267. At December 31, 1999, we had available net operating loss carry forwards of approximately $3.9 million for federal income tax reporting purposes which begin to expire in 2011. To date, our operations have consisted predominantly of incidental sales of computer components while we have principally concentrated on the progression of the VersaCase enclosure and related products. We have not achieved profitability on a quarterly or an annual basis and anticipate that we will continue to incur net losses through the second quarter of 2001. Expenses incurred have been primarily for development of the VersaCase enclosure system, tooling and administrative support. We expect to incur significant engineering and development and sales, general and administrative expenses and, as a result, we will need to generate significant revenue to achieve and maintain profitability. Additionally, our lack of operating history makes it difficult for us to predict future operating results and, accordingly, there can be no assurance that we will sustain revenue growth or achieve profitability in future quarters. Although our core management team has worked together for several years, none of the present members of management has extensive experience in managing a large public business in the computer industry. We intend to hire accomplished individuals in the industry to supplement our current management team. However, we cannot assure that we will be able to attract and retain such persons.

We expect that our initial revenues will primarily be derived from direct sales of our VersaCase computer enclosure system to businesses specializing in providing remote server-related services and larger entities which own onsite server-based network equipment. We expect that substantially all of our revenue through the second quarter of 2001 will be derived from customers based in the United States. We expect that revenue from customers based outside the United States will increase in future periods. In addition to revenue derived from direct sales, we expect that revenue through indirect distribution channels will increase in future periods. While computer case sales are generally not affected by seasonality, sales fluctuations may be tracked by changes in computer standards as those changes relate to the layout of components within computer cases. Where strategically beneficial, we believe that we will be able to enter into strategic alliances with companies focusing on the development of computer peripherals, logic boards and power supplies. Our notion that we can develop such strategic relationships stems from the idea that entities with a vested interest in computer components used inside computer enclosures will profit from the perpetuation of open architecture in server-based computer network equipment. The creation of such alliances cannot be guaranteed.

We plan to initially sell and distribute the VersaCase to two specific PC applications: high-end PC users, such as automated manufacturing functions, and entry-level servers. We intend to market and sell our products to non-profit and commercial organizations, individuals, and original equipment manufacturers (OEMs). OEM sales and licensing, large corporate and government accounts, and large-volume value added re-seller (VAR) sales will be managed by Unitrend's direct sales organization. Sales to all other organizations will be through distributors. We are in the process of establishing a multi-channel distribution network that will allow us to leverage the distributors who are strategically focused on offering value added products and services to the computer industry. Lastly, we will sell the VersaCase and future products directly to end-users through our Internet site. We intend to promote

end-user demand, and will support our sales efforts through a variety of marketing programs including but not limited to: trade and consumer advertising, public relations, and trade shows.

While our initial focus is the North American market, we plan to expand to Europe, Asia/Pacific, and Latin America as opportunity arises. The data presented at the beginning of the business section illustrates the size of these market segments.

LIQUIDITY AND CAPITAL RESOURCES
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From inception, we have financed our operations primarily through private placements of equity securities, which provided aggregate net proceeds of approximately $3,291,290 and loans from founder received during the past 18 months of $1,703,854. At December 31, 1999, our cash balance was $7,455. Since that date, we have received additional proceeds from loans and the Company's cash position fluctuates. The Company expects founder's loans to continue funding the Company's operations until the time that such loans are not necessary. Cash requirements needed to complete production tooling and infrastructure of VersaCase is approximately $1,423,303. Production could feasibly start sometime in the fourth quarter of 2000 and would require approximately $3,000,000 to begin initial ramp-up production for a 90 day period.
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Net cash used by operating activities for the years ended 1999 and 1998 was $1,330,819 and $664,582 respectively. Our net cash flow used by investing activities was $485,740 in 1999 and $1,500,083 in 1998. Net cash inflow from financing activities was $1,822,123 in 1999 and $2,166,233 in 1998.
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Our future capital requirements will depend upon numerous factors, including the amount of revenues generated from operations, the cost of our sales and marketing activities and the progress of our research and development activities, none of which can be predicted with certainty. Within four months after this registration passes SEC comments, we anticipate engaging in a public offering in an effort to raise up to $40 million. The proceeds of that proposed offering, together with existing capital resources and cash generated from operations, if any, will be sufficient to meet our cash requirements for at least the next 18 to 24 months at our anticipated level of operations. However, we cannot promise that the proposed offering will be successful in raising $40 million. Further, we cannot declare with certainty that proceeds from that anticipated offering can be made available to us on a timely basis, if at all. Consequently, we may seek additional funding during the next 24 months and could seek additional funding after such time. There can be no assurance that any additional financing will be available on acceptable terms, if required. Moreover, if additional financing is not available, we could be required to reduce or suspend our operations, seek an acquisition partner or sell securities on terms that may be highly dilutive or otherwise disadvantageous to existing investors, or investors purchasing stock offered in the anticipated secondary offering. In the event that neither of the capital-raising mechanisms described above result in timely usable proceeds to the Company, we may have a serious shortfall of working capital. We have experienced in the past, and may continue to experience, operational difficulties and delays in product development due to working capital constraints. Any such difficulties or delays could have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
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RESULTS OF OPERATIONS

We have had no net revenues in 1999, 1998 or 1997. Consequently, there was no cost of revenues or gross profit in 1999, 1998 or 1997.

We incurred an operating loss of $1,039,221 for the year ended December 31, 1999 ("1999"); $1,013,776 for the year ended December 31, 1998 ("1998"); and $1,292,747 for the year ended December 31, 1997 ("1997").
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Selling, general and administrative expenses consist primarily of salaries and related costs of: sales, marketing and customer support activities; legal services; and finance, information technologies, human resources, and executive expenses; as well as costs associated with trade shows, promotional activities, advertising and public relations. Legal services for the company consisted of salaries, filing fees, dues and subscriptions and new and ongoing patent and trademark filings and prosecution costs. Prosecution costs include those legal fees directly associated with the process of obtaining patents on inventions under the control of or otherwise originating from the Company. Finance, information technologies, human resources and executive expenses consisted of expenses relating to salaries, information systems expansion, professional fees, facilities expenses and other general corporate expenses. Our selling, general and administrative expenses increased $25,000 to $1,039,000 in 1999 from $1,014,000 in 1998, decreased $279,000 in 1998 from $1,293,000 in 1997, and decreased $3,964,000 in 1997 from $5,257,000 in 1996. The 1998-1997 decrease is primarily due to cost-cutting efforts by our management. The 1997-1996 increase is reflective of the cancellation of compensation expense recorded in 1996 of options granted to Mr. Eric Jelinger. We expect that selling, general and administrative expenses will increase in the future as we hire additional personnel,

expand our operations domestically, initiate additional marketing programs, establish sales offices in new locations and incur additional costs related to the growth of our business and our operations as a public company.
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Research and development expenses, which were expensed as they were incurred, consist primarily of salaries and related expenses for: personnel engaged in engineering and development; fees paid to research and engineering consultants and outside service providers; costs for prototypes and test units; and other expenses related to the design, development, testing and enhancements of VersaCase and our future products. Our research and development expenses decreased $35,276 to $6,523 in 1999 from $41,799 in 1998, decreased $57,679 in 1998 from $99,478 in 1997, and increased $46,080 in 1997 from $53,398 in 1996. These fluctuations were predominantly from paying outside consultants with stock options. We anticipate that our research and development costs for 2000 will increase dramatically, as we begin marketing VersaCase units and refocus our efforts toward the expansion of our product base. We believe that research and development is critical to our strategic product development objectives and intend to enhance our products and technology to meet the changing requirements of the market demand. Our Prosecution costs decreased $228 to $1,980 in 1999 from $2,208 in 1998, decreased $8,566 in 1998 from $10,774 in 1997, and decreased $5,987 in 1997 from $16,761 in 1996. The general trend of decreasing yearly expenses for Prosecution costs is linked directly to the more significant initial costs associated with the pursuit of patent protection. The Company expects that as it grows to promote its products in the national markets and generates additional inventions that its Prosecution costs will increase. However, there can be no assurances that the Company will be able to promote its products in the national markets or that it will generate any additional inventions.
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From inception through 1999, stock options were issued to employees and certain non-employee consultants, which were formalized in writing under our 1999 Stock Option Plan. As of December 31, 1999, 3,944,270 total options have been granted to non-employee consultants at a price of $0.50. Options to non-employee consultants were recorded as consulting expenses, using the fair market value on the date of grant of the options issued. We recognized $7,868 of compensation expense to non-employees relating to these options during 1999, $55,316 in 1998, and $252,011 in 1997. We determined that the per share weighted average fair value of post-splits stock options granted during 1999 was $0.50 on the date of grant.

Interest expense increased $35,881 to $97,268 in 1999 compared to $61,387 in 1998. There was no interest expense recorded in 1997. These increases in interest expenses are attributed directly to notes payable to the founder, issued in 1998 and 1999, which have an interest rate calculated as the prime rate on the first business day of the year, payable in ten equal annual installments after we are profitable for one year. The founder made no similar loans in 1997.
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THREE MONTHS ENDED MARCH 31, 2000 AND 1999

In the first three month ended March 31, 2000 (the "2000 first quarter"), we show a net income of $1,955,832, compared to a net loss of $217,822 in the 1999 first quarter. The 2000 first quarter net income results from the forgiveness of $1,703,854 of prior years' notes we owed to Mr. Conrad A.H. Jelinger, one of our founders, as well as his forgiveness of $69,942 in interest expenses associated with that debt, and his forgiveness of an additional $468,000 he loaned to us in the 2000 first quarter. We had no cost of revenues or gross profit in the 2000 first quarter.

We incurred an operating loss of $291,778 for the 2000 first quarter; $211,958 for the three months ended March 31, 1999 (the "1999 first quarter"); and $9,299,722 from inception (September 27, 1994) to March 31, 2000.

Selling, general and administrative expenses increased $79,820 to $291,778 in 2000 first quarter. This increase was due to: (1) increase in salaries from hiring additional full-time and part-time employees and increases in wages to existing employees, and (2) additional costs of outside consultants and companies hired by the Company to aid in its marketing and production efforts.

Research and development expenses increased to $16,680 in 2000 first quarter. This increase was due to an increase in outside consulting fees arising from the Company's engagement of/alliance with an international product development consulting firm to examine the Company's products for improvement suggestions prior to full-scale production.

In the 2000 first quarter additional stock options were issued to employees and certain non-employee consultants under our 1999 Stock Option Plan. During the 2000 first quarter 1,000,000 stock options were issued to employees, while 64,472 stock options were issued to non-employee consultants, both with an exercise price of $0.50. Options to non-employee consultants were recorded as consulting expenses, using the fair market value on the date of grant of the options issued. We recognized $5,158 of compensation expense to non-employees relating to these options during the 2000 first quarter. The compensation expense was determined based on a calculation of the fair market value of the options.

Interest expense increased $802 to $6,950 in 2000 first quarter. This is a relatively slight increase over 1999 first

quarter interest expenses of $6,148, which was incurred as a result of an increase in the borrowing rate, which is tied directly to changes in the prime rate.
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YEAR 2000 ISSUES

We completed our assessment of internal systems that could be affected by the Year 2000 issue prior to December 31, 1999 and found that our computer systems would properly utilize dates past December 31, 1999. We did not experience any significant problems associated with Year 2000 issues, and we are not aware that any of our vendors or suppliers experienced any such problems. Nevertheless, we have communicated with our significant suppliers to determine the extent to which we are vulnerable to those parties' failure to solve their own Year 2000 issues. Upon becoming aware that one or more of these third parties fails to solve their Year 2000 issues such that they may affect our operations, we will develop contingency plans. If significant numbers of these third parties experience failures in their computer systems or equipment due to Year 2000 non-compliance, it could affect our ability to engage in normal business activities. To date, we have incurred expenses of approximately $15,000 in connection with becoming Year 2000 compliant, and do not anticipate incurring material incremental costs in future periods due to such issues. However, we cannot assure you that these issues will not arise in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivatives and Hedging Activities," which established accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. Under this directive, companies are required to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. We will adopt SFAS No. 133 as required by SFAS No. 137, "Deferral of the Effective Date of the FASB Statement No. 133," in fiscal year 2001. We do not expect the adoption of SFAS No. 133 to have an impact on our financial condition or results of operations.

ITEM 3. PROPERTIES

Our headquarters comprise approximately 10,000 square feet of space in an office building owned by us at 4665 West Bancroft Street, Toledo, Ohio 43615. The building houses our principal executive offices, as well as limited laboratory and technical development space.

We purchased the office/engineering complex for cash in early summer, 1998. In order to make better use of this resource, we obtained a mortgage against the property in the amount of $290,000 from National City Bank, a national banking association, whose principal place of business is located at 405 Madison Avenue, Toledo, Ohio, 43604. The mortgage was executed July 7, 1998. The annual amount due under this note is $19,332.00. The balance of the mortgage, in the amount of $206,228, is due and payable on August 1, 2003. In addition, our company is obligated to pay real estate taxes as well as insurance premiums in order to maintain coverage and utility costs. Other expenses associated with the property include fees for snow removal and lawn maintenance.

At this time, Unitrend Inc. has no plans to acquire any additional real property. Our current facilities should be sufficient to sustain our aggressive growth projections for the near future.

We are in partnership with John Osborne of Osborne Manufacturing Inc. (OMI), a joint venture between Unitrend, Inc. and Jon Osborne. OMI operates a 13,000 square foot plant located in Wauseon, Ohio, and will be the final assembly and shipping point for the VersaCase.

We have commissioned several tools and dies, crafted and held by key suppliers. Unitrend Inc. owns the equipment and has made arrangements with the holders to use the tools and dies to produce parts and ship them to the assemble facility operated by OMI for completion of the VersaCase unit.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's shares of Common Stock as of March 15, 2000 by (i) all those known by the Company to be beneficial owners of more than 5% of its Common Stock; (ii) all Directors; and (iii) all Officers and Directors of the Company as a group. As of the date of this filing, the Company has 69,383,580 shares outstanding. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the Common Stock beneficially owned.

Shareholder(1)	Beneficial Ownership At time of listing Number of Shares	Percent(2)
Conrad A. H. Jelinger	45,296,000	64%
Eric V. Jelinger	10,000,000	14%
Dale Boley	30,000	*
Martha Moloney	541,573(3)	*
Darryl Stolper	5,200	*
Kathleen M. Novak	260,000(4)	*
Terence Langenderfer	18,270(5)	*
Total for Officers and Directors	56,151,043	80%

* less than 1% of outstanding shares

_____

(1)   Address for all the above: 4665 W. Bancroft, Toledo, Ohio 43615.
(2)   Percentages are calculated to include all outstanding securities and securities deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act.
(3)   Total includes 445,773 option shares that are fully vested and subject to exercise.
(4)   Total includes 200,000 option shares that are fully vested and subject to exercise.
(5)   Total reflects only 18,270 option shares that are fully vested and subject to exercise.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers, directors and key employees are as follows:
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Name	Age	Position
Conrad A. H. Jelinger	47	President, Chief Executive, Chairman and Director
Kathleen M. Novak	25	Senior Vice President
Michael Wiegand	52	Interim Chief Financial Officer
Douglas E. Stallings	35	General Counsel
Terence J. Langenderfer	39	Vice President, Marketing
Eric V. Jelinger	46	Director
Dale Boley	31	Director
Martha A. Moloney	61	Director
Darryl Stolper	58	Director

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Conrad A. H. Jelinger is the founder of Unitrend and has been Chairman, President and CEO of the Company since its inception in 1996. Mr. Jelinger has over 25 years of experience in the technical and computer industry. This includes serving as President and CEO of Server Systems Technologies from September 1994 to April 1996. Mr. Jelinger attended the University of Toledo, where he studied Business Administration and International Finance. He also completed technical and electronics training while serving in the United States Navy. Mr. Jelinger is one of our executive officers.

Kathleen M. Novak joined Unitrend in December 1996 as Marketing Analyst. In October 1997 Ms. Novak was appointed Investor Relations Specialist and in August 1999 was appointed Director of Administration. Ms. Novak was appointed Senior Vice President in February 2000. Ms. Novak holds a B.A. in Finance and Marketing from Ohio University. Ms. Novak is one of our executive officers.

Michael Wiegand joined Unitrend in October 1999 as Interim Chief Financial Officer. From 1973 to 1984, Mr. Wiegand worked at Hickory Farms, where he held several accounting positions, most recently as Controller. From 1985 to 1989, Mr. Wiegand was Controller for Investment Capital Associates. From 1989 to 1993, Mr. Wiegand worked at Omnisource, where he was Controller. From 1993 to 1998, Mr. Wiegand worked for the Renhill Group, where he was Chief Financial Officer. Before coming to Unitrend, Mr. Wiegand was Chief Financial Officer for Team Placement Services. Mr. Wiegand holds a B.A. in Accounting from The University of Toledo and is a licensed C.P.A. Mr. Wiegand is one of our key employees.

Douglas E. Stallings joined Unitrend in November 1996 as General Counsel. From September 1994 to the present, Mr. Stallings has been a part-time instructor at the University of Toledo College of Business, Department of Management. From November 1994 to December 1995, Mr. Stallings was in private practice where he concentrated on business and corporate law and general civil law. Mr. Stallings holds a J.D. from the University of Toledo College of Law and a B.A. in Broadcast Communications from Brigham Young University. Mr. Stallings is one of our key employees.

Terence J. Langenderfer joined Unitrend in September 1999 as Vice President of Marketing. From August 1989 to September 1999, Mr. Langenderfer worked at Sauder Woodworking Company where he held several sales and marketing management positions, most recently as Director of Brand Development and Marketing Communications. Mr. Langenderfer holds a B.S. in Industrial Design from Ohio State University. Mr. Langenderfer is one of our key employees.

Eric V. Jelinger has been a member of the Board of Directors since July 1999 and was elected as Assistant Secretary of the Company in July of 1999. Eric Jelinger is the brother of Conrad Jelinger. Since June of 1994, Eric Jelinger has been a vascular interventional radiologist at the Joint Township District Memorial Hospital in St. Mary's, Ohio. In addition, he was Vice President and a member of the Board of Server Systems Technologies from 1994 to 1996. Since January of 1999, he has also held the following additional business positions: Managing Member of Van

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Hague Elevator Company (a business holding company), Managing Director of Golden Apple Limited (a real estate development company), and Managing Director of AP Net Limited (an on-line tutorial company). Since June of 1998, he has been President of 5171 CRA, Inc. (an aircraft rental company). Eric Jelinger received a B.A. from the University of Toledo in 1980 and a M.D. from the Medical College of Ohio in 1985. He completed his fellowship in vascular interventional radiology in 1991 at Georgetown University Hospital.

Dale Boley has been a member of the Board of Directors since July 1999. From 1992 to October of 1996, Mr. Boley was a production operator at Teleflex Automotive in VanWert, Ohio. From 1996 to 1997, Mr. Boley was a sales agent with Sharron Realty Associates in VanWert, Ohio. In addition, since January of 1999, Mr. Boley has been a Manager of Van Hague Elevator Company. Mr. Boley attended Lima Technical College focusing on computers and received a P.C. in Microcomputers Sales and Marketing in 1991.

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Martha A. Moloney became a member of the Board of Directors in March 2000. From 1972 to 1977, Mrs. Moloney was Vice President and Board member at Steger Schowel, a restaurant supply distribution company. Since 1990, Mrs. Moloney has been in private practice while concurrently serving as a Counselor with Catholic Charities at numerous area hospitals. Mrs. Moloney holds a B.A. in Psychology from Maryville University and a M.SW. from St. Louis University.

Daryl Stolper became a member of the Board of Directors in March 2000. From 1980 to the present, Mr. Stolper has worked at Paul Revere Secondary School where he is department Chairman for, and Teacher of, American History. A historian and writer, Mr. Stolper has been published in numerous periodicals including Reel West and Blues Unlimited. Mr. Stolper is recognized as an authority in music recording history, and has served as a consultant to Rhino Records and provided expert testimony in numerous legal cases. Since 1985, Mr. Stolper has served as an elected member of the Pacific Palisades, California Board of Governors. Mr. Stolper holds a B.A. in Physical Anthropology and American History from California State University, Northridge and a M.A. in American Studies from Pepperdine University.

ITEM 6. EXECUTIVE COMPENSATION

The Summary Compensation Table below shows compensation for the 1999 fiscal year for each person who served in the capacity of CEO during the year and any other executive who earned a total of more than $100,000 during the last fiscal year.(1)

Summary Compensation Table

NAME AND PRINCIPAL POSITION	ANNUAL COMPENSATION		LONG-TERM COMPENSATION	ALL OTHER COMPENSATION
	SALARY	BONUS	SECURITIES UNDERLYING OPTIONS	
Conrad A. H. Jelinger, CEO	$177,428	0	0	0
Douglas E. Stallings, General Counsel	$107,846	0	2,000,000	0

_____

(1)   Mr. Jelinger and Mr. Stallings are the only executives who received compensation exceeding $100,000 in fiscal year 1999.

STOCK OPTION PLAN

We currently operate under the 1999 Equity Incentive Plan which governs all aspects of option grants to employees and other who have made a substantial contribution to the success of the company. All options granted to employees vest over a three year period, commencing on the date of hire, and continuing based upon years of employment. Options which are granted as past consideration for services vest immediately.

Further, as a result of the merger and the subsequent stock splits, the Board has modified and amended the 1999 Equity Incentive Plan to clarify treatment of option absorbed by the merger and the effect of the stock splits on options already granted. The 1999 Equity Incentive Plan as Amended is attached.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth total grants of stock options through the fiscal year ended December 31, 1999, for the Officers and Directors of the Company.

	INDIVIDUAL GRANTS				POTENTIAL REALIZABLE VALUE ASSUMED ANNUAL RATES OF STOCK PRICE APPRECIATION FOR OPTION TERM(D)	
	NUMBER OF SECURITIES UNDERLYING % OPTIONS GRANTED (A)	OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN 1999(B)	EXERCISE PRICE (C)	EXPIRATION DATE	5%	10%
Terence Langenderfer	18,270(1)	18,270	$0.50	12-10-04	$0.61	$0.73
Kathleen M. Novak	800,000(2)	800,000	$0.50	1-4-10	$0.61	$0.73

EMPLOYMENT CONTRACTS AND CHANGES IN CONTROL AGREEMENTS

Conrad A.H. Jelinger. Mr. Jelinger has executed an Employment contract with the company, as well as a Trade Secret agreement and a Non-Compete agreement. Mr. Jelinger currently has no severance package and no stock options. Mr. Jelinger is eligible to participate in the 2000 Cash Incentive Plan.

Kathleen M. Novak. Ms. Novak has executed an employment agreement with the company, as well as a Trade Secret and Non-Compete agreement. Ms. Novak currently has no severance package. Ms. Novak is entitled to participate in the Equity Incentive Plan and the 2000 Cash Incentive Plan. Ms. Novak has been granted and has the right to exercise 200,000 options resulting from her employment. If she leaves the company, these options will convert to non-qualified options and she will have the remaining of the 10 year period to exercise. Additionally, Ms. Novak was granted 800,000 options in January, 2000 under the 1999 Equity Incentive Plan. These options will vest over a three year period. In the event of termination, Ms. Novak will have 3 months to exercise the options or forfeit them.

Terence Langenderfer. Mr. Langenderfer and the Company have not reached an agreement as to terms of the Employment and Non-Compete agreements. When Mr. Langenderfer executes the Employment and Non-Compete agreements, he will be eligible to participate in both the Equity Incentive Plan and Cash Incentive Plan.
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Michael Wiegand. Mr. Wiegand has executed a letter agreement outlining the terms of his employment as Interim Chief Financial Officer. Furthermore he has executed a Non-compete and Trade Secret agreement. Under the terms of Mr. Wiegand's employment agreement, he is not entitled to participate in the Equity Incentive Plan or Cash Incentive Plan.
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BOARD COMPENSATION

Unitrend, Inc. currently offers no compensation to members of the board, except reasonable reimbursement for expenses.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of December 31, 1999 the Company was indebted to Conrad A.H. Jelinger in the aggregate amount of $1,703,854. Mr. Jelinger has continued to make loans to the Company in 2000. This indebtedness relates to loans made by Mr. Jelinger to the Company in 1998 and 1999. The loans accrue interest at the market rate as determined on the first business day of the year, and are payable in ten equal annual installments after the Company has become profitable for one year. The Company believes that these loans are on terms no less favorable than could be secured from unrelated third parties.

ITEM 8. LEGAL PROCEEDINGS
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The Company was served with notice of a lawsuit filed in the United States District Court for Hawaii on April 24, 2000. Two former employees, a husband and wife team, are suing for the return of their investment of $250,000, based upon Hawaiian State securities law. The Company believes this lawsuit has no merit and intends to vigorously defend itself.
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ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no established trading market for common shares of the Company's securities. As of December 31, 1999, the Company had outstanding shares in the amount of 69,383,580 held by 772 holders of record. As of December 31, 1999, the Company had outstanding options to purchase 6,885,970 of common stock, of which 5,069,433 are exercisable. As of March 15, 2000, the Company has outstanding options to purchase 7,930,452 shares of common stock, of which 5,652,785 are exercisable.

The Company has not paid dividends since its formation and does not currently intend to do so.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

There has been no recent sales of unregistered Unitrend Stock.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

COMMON STOCK

The Company's Amended Articles of Incorporation authorize 200,000,000 shares of Common Stock, without par value. As of March 15, 2000, the Company had issued and outstanding 69,383,580 shares held by 772 holders of record. In July, 1999, the Company had a four to one stock split, except for the shares issued relating to the Server System Technology, Inc. merger that were split three to one. In August, 1999, the Company split all common stock issuing five shares for every one share outstanding at the time.

Holders of Unitrend, Inc. common stock are entitled to receive such dividends, if any, as may be declared by the Board out of legally available funds. In the event of liquidation, dissolution or winding up of the Company, holder of common shares are entitled to share equally and ratably, based upon the number of shares held, in the assets, if any, remaining after payment of all of the Corporation's debts and liabilities.

Holders of common stock are entitled to one vote per share for each share held of record on any matter submitted to the stockholders for a vote. Any amendment to the Articles of Incorporation, merger, or consolidation of the

Company, sale, lease or exchange of all or substantially all of the Company's property and assets or voluntary dissolution of the Company requires approval by Company

shareholders, as required by Nevada Law. Common shares are neither redeemable nor convertible, and the holders thereof have no preemptive rights to subscribe for or purchase any additional shares of capital stock issued by the Company.

The summary description of the relative rights and limitations of Common Stock is qualified in its entirety by reference to the Articles of Incorporation and Bylaws of the Company.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

A director of the Company may not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived any improper personal benefit. The provisions of the Corporation's Bylaws eliminating the liability of directors for monetary damages do not affect the standard of conduct to which directors must adhere, nor do such provisions affect the availability of equitable relief. In addition, such limitations on personal liability do not affect the availability of monetary damages under causes of action based on federal law.

Article Ten of the Corporation's Bylaws provides for indemnification of its officers and directors. In addition, the Company provides director and officer insurance coverage for the benefit of its directors and officers.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is identified in the section "Index to Financial Statements" on page F-1 hereof and is contained in the section "Unitrend, Inc. — Financial Statements" attached hereto and such sections are incorporated herein by reference.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The information required by this item is contained in the "Contents to Financial Statements" on page F-2 hereof.

(b) Exhibits

EXHIBIT NUMBER	DESCRIPTION
2.1	Articles of Merger for the Merger of Unitrend, Inc., and Server Systems Technologies, Inc.
2.2	Articles of Merger for the Merger of Unitrend, Inc., an Ohio Corporation, and Unitrend, Inc., a Nevada Corporation
3.1	Articles of Incorporation and Amendments
3.2	Bylaws of the Corporation
4.1	Lock-up Agreement between Unitrend, Inc. and Eric Jelinger
10.1	1999 Equity Incentive Plan
10.2	Form Stock Option Agreement (Employee)

EXHIBIT NUMBER	DESCRIPTION
10.3	Form Stock Option Agreement (Non-Employee/Non-Qualified)
10.4	Cash Incentive Plan
10.5	Employment Agreement, Non-compete Agreement and Trade Secret Agreement between the Corporation and Conrad Jelinger
10.6	Employment Agreement, Non-compete Agreement and Trade Secret Agreement between the Corporation and Kathleen M. Novak
10.7	Employment Agreement, Non-compete Agreement and Trade Secret Agreement between the Corporation and Douglas E. Stallings
10.8	Letter Agreement, Noon-compete Agreement and Trade Secret Agreement between the Corporation and Michael Wiegand
10.9	Option Agreements between the Corporation and Kathleen M. Novak
10.10	Option Agreements between the Corporation and Douglas E. Stallings
10.11	Option Agreement between the Corporation and Terence Langenderfer
10.12	Option Agreement between the Corporation and Martha Moloney
10.13	Promissory Note for the purchase of the property located at 4665 W. Bancroft, Toledo, Ohio
10.14	Mortgage for the property located at 4665 W. Bancroft, Toledo, Ohio
10.15	Promissory Note from the Corporation given to Conrad Jelinger for the year ending 1998
10.16	Promissory Note from the Corporation given to Conrad Jelinger for the year ending 1999
10.17	Joint Venture Agreement between Unitrend, Inc., and Jon Osborne
10.18	Promissory Note given to the Corporation from Osborne Manufacturing, Inc., for year ending 1998
10.19	Promissory Note given to the Corporation from Osborne Manufacturing, Inc., for the year ending 1999
27.1	Financial Data Schedule

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Unitrend, Inc.
(Registrant)

By /s/ Conrad A. H. Jelinger
Conrad A.H. Jelinger
President and Chief Executive Officer

Dated March 29, 2000

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CONTENTS TO FINANCIAL STATEMENTS

To the Stockholders
Unitrend, Inc.
Toledo, Ohio

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Unitrend, Inc. (a development stage company) as of December 31, 1999 and 1998, and the related statements of operation, stockholders' equity (deficit) and cash flows for the years ended December 31, 1999, 1998, 1997, and for the period from the inception date of September 27, 1994 to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unitrend, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998, 1997, and for the period from the inception date of September 27, 1994 to December 31, 1999 in conformity with generally accepted accounting principles.

Columbus, Ohio
January 21, 2000

/s/ Groner, Boyle & Quillian, LLP

UNITREND, INC.

(A development stage company)
BALANCE SHEETS

December 31, 1999 and 1998

	1999	1998 (as restated)
ASSETS		
CURRENT ASSETS		
Cash	$ 7,455	$ 1,891
Current portion of notes receivable	22,458	7,000
Total current assets	29,913	8,891
PROPERTY AND EQUIPMENT, at cost		
Land	67,485	67,483
Building and improvements	351,167	348,575
Furniture and fixtures	49,813	44,981
Computer equipment	121,787	121,787
Computer software	45,328	44,929
Tooling and dies under construction	1,429,429	1,240,349
	2,065,009	1,868,104
Less accumulated depreciation	(195,123)	(165,637)
Net property and equipment	1,869,886	1,702,467
OTHER ASSETS		
Patent licensing costs, net of accumulated amortization	30,790	—
Loan costs, net of accumulated amortization	3,813	4,903
Notes receivable	307,297	60,442
Total other assets	341,900	65,345
TOTAL ASSETS	$ 2,241,699	$ 1,776,703
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Accounts payable	$ 292,143	$ 573,294
Current portion of long-term debt	19,332	19,332
Accrued payroll and sundry taxes	14,922	56,597
Total current liabilities	326,397	649,223
LONG-TERM LIABILITIES		
Accrued interest	72,215	1,245
Note payable — bank	244,892	261,002
Note payable — stockholder	1,703,854	158,531
Total long-term liabilities	2,020,961	420,778
COMMON STOCK SUBJECT TO RESCISSION	—	92,250
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock, no par value	3,301,503	2,906,343
Additional paid-in capital	770,105	762,237
Deficit accumulated in the development stage	(4,177,267)	(3,054,128)
Total stockholders' equity (deficit)	(105,659)	614,452
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 2,241,699	$ 1,776,703

The accompanying notes are an integral part of the financial statements.

(F-4)

UNITREND, INC.

(A development stage company)

STATEMENTS OF OPERATION

For the Years Ended December 31, 1999, 1998, 1997 and for the period from the
inception date of September 27, 1994 to December 31, 1999

	Year Ended December 31, 1999	Year Ended December 31, 1998 (as restated)	Year Ended December 31, 1997 (as restated)	September 27, 1994 (Date of Inception) to December 31, 1999 (as restated)
Sales	$ —	$ —	$ —	$ 603
Operating expenses	1,039,221	1,013,776	1,292,747	9,008,547
Operating loss	(1,039,221)	(1,013,776)	(1,292,747)	(9,007,944)
Other income	—	—	4,999,950	4,999,950
Interest income	13,350	—	—	13,350
Interest expense	(97,268)	(61,387)	—	(158,655)
Net income (loss) before change in accounting principle	(1,123,139)	(1,075,163)	3,707,203	(4,153,299)
Cumulative effect of change in accounting principle	—	(23,968)	—	(23,968)
Net income (loss)	$ (1,123,139)	$ (1,099,131)	$ 3,707,203	$ (4,177,267)
Basic and diluted earnings (loss) per share:				
Before cumulative effect of change in accounting principle	$ (0.02)	$ (0.02)	$ 0.06	$ (0.06)
Cumulative effect of change in accounting principle	—	—	—	—
Net income (loss)	$ (0.02)	$ (0.02)	$ 0.06	$ (0.06)
Weighted average shares outstanding used to compute basic and diluted earnings (loss) per share	69,059,567	67,471,023	63,343,945	65,860,755

The accompanying notes are an integral part of the financial statements.

(F-5)

UNITREND, INC.
(A development stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the Years Ended December 31, 1999, 1998, 1997 and for the period from the inception date of September 27, 1994 to December 31, 1999

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total
	Shares	Amount			
BALANCE - SEPTEMBER 27, 1994 (inception)	—	$ —	$ —	$ —	$ —
Sale of stock to founders for cash at .000006 per share on September 27, 1994	17,500,000	100	454,910	—	455,010
Sale of common stock to founder for cash at $0.000002 per share on April 12, 1996	45,296,000	113	—	—	113
Stock options issued on July 2, 1996	—	—	4,999,950	—	4,999,950
Net loss since inception to December 31, 1996	—	—	—	(5,662,200)	(5,662,200)
BALANCE - DECEMBER 31, 1996 (as restated)	**62,796,000**	**213**	**5,454,860**	**(5,662,200)**	**(207,127)**
Exercise of stock options for common stock at $0.000005 per share on December 10, 1997	10,000,000	50	—	—	50
Stock options issued on January 15, 1997	—	—	252,011	—	252,011
Cancellation of stock options for common stock at $0.000005 per share on December 31, 1997	(10,000,000)	(50)	(4,999,950)	—	(5,000,000)
Net income - 1997	—	—	—	3,707,203	3,707,203
BALANCE - DECEMBER 31, 1997 (as restated)	**62,796,000**	**213**	**706,991**	**(1,954,997)**	**(1,247,863)**

The accompanying notes are an integral part of the financial statements.

(F-6)

UNITREND, INC.
(A development stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (continued)

For the Years Ended December 31, 1999, 1998, 1997 and for the period from the inception date of September 27, 1994 to December 31, 1999

| | Common Stock | | Additional Paid-In | Deficit Accumulated During the Development | |
	Shares	Amount	Capital	Stage	Total
BALANCE - DECEMBER 31, 1997 **(as restated)**	**62,796,000**	**213**	**706,921**	**(1,954,997)**	**(1,247,863)**
Sale of common stock for cash at $0.50 per share from January 17 to April 13, 1998	5,812,260	2,906,130	—	—	2,906,130
Stock options issued on January 15 and August 1, 1998	—	—	55,316	—	55,316
Net loss - 1998	—	—	—	(1,099,131)	(1,099,131)
BALANCE - DECEMBER 31, 1998 **(as restated)**	**68,608,260**	**$2,906,343**	**$762,237**	**$(3,054,128)**	**$ 614,452**
Sale of common stock for cash at $0.50 per share from January 1 to June 30, 1999	770,320	385,160	—	—	385,160
Stock options issued on January 15, August 10, August 15, and November 29, 1999	—	—	7,868	—	7,868
Common stock issued for services at $2.00 per share on August 30, 1999	5,000	10,000	—	—	10,000
Net loss - 1999	—	—	—	(1,123,139)	(1,123,139)
BALANCE - DECEMBER 31, 1999	**69,383,580**	**$3,301,503**	**$770,105**	**$(4,177,267)**	**$ (105,659)**

The accompanying notes are an integral part of the financial statements.

UNITREND, INC.
(A development stage company)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1999, 1998, 1997 and for the period from the
inception date of September 27, 1994 to December 31, 1999

	Year Ended December 31, 1999	Year Ended December 31, 1998 (as restated)	Year Ended December 31, 1997 (as restated)	September 27, 1994 (Date of Inception) to December 31, 1999
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss)	$(1,123,139)	$(1,099,131)	$ 3,707,203	$(4,177,267)
Adjustments to reconcile net income (loss) to net cash used in operating activities:				
Change in accounting principle	—	23,968	—	23,968
Options issued for services	7,868	55,316	(4,747,939)	315,195
Depreciation and amortization	31,509	34,673	44,761	203,891
Bad debt	8,149	—	—	8,149
Accrued interest income	(13,350)	(1,546)	—	(14,896)
Common stock issued for services	10,000	—	—	10,000
Increase in operating assets:				
Other assets	—	5,537	6,040	—
Increase (decrease) in operating liabilities:				
Accounts payable	(281,151)	453,526	95,842	292,143
Accrued payroll and sundry taxes	(41,675)	(138,170)	141,136	14,922
Accrued interest	70,970	1,245	—	72,215
Total adjustments	(207,680)	434,549	(4,460,160)	925,587
Net cash used in operating activities	(1,330,819)	(664,582)	(752,957)	(3,251,680)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Payment for patent licensing costs	(31,723)	—	—	(31,723)
Purchase of property and equipment	(196,905)	(1,540,723)	(158,292)	(2,065,009)
Loans to related parties	(257,112)	(16,789)	(277)	(292,092)
Repayment from (loans to) other entities	—	7,999	(35,916)	(30,916)
Payment of organizational cost	—	—	—	(30,168)
Repayment from stockholder	—	49,430	94,390	—
Net cash used in investing activities	(485,740)	(1,500,083)	(100,095)	(2,449,908)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Payment of loan costs	—	(5,448)	—	(5,448)
Loan from stockholder	1,545,323	123,737	26,229	1,703,854
Proceeds from note payable	—	290,000	—	290,000
Payments on notes	(16,110)	(9,566)	—	(25,776)
Proceeds from sale of common stock and exercise of stock options	292,910	1,865,430	—	2,613,563
Payments for stock rescissions	—	(97,920)	(30,000)	(134,170)
Sales of stock subject to rescission for cash	—	—	779,510	1,267,020
Net cash provided by financing activities	1,822,123	2,166,233	775,739	5,709,043
Net increase (decrease) in cash	5,564	1,568	(77,313)	7,455
Cash — beginning of year	1,891	323	77,636	—
Cash — end of year	$ 7,455	$ 1,891	$ 323	$ 7,455
SUPPLEMENTAL				

DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the period for:

Interest	**$ 26,298**	$ 61,387	$ 2,021	$ 92,151

The accompanying notes are an integral part of the financial statements.

(F-8)

UNITREND, INC.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

NATURE AND SCOPE OF BUSINESS

Unitrend, Inc. (the Company) a Nevada corporation as of January, 1999, formerly an Ohio corporation, is a development stage company formed to produce computer ergonomic enclosures for a national market. The Company was incorporated on April 11, 1996 as Versa Case, Inc. On May 15, 1996, the Company changed its name to Unitrend, Inc. The Company's operations to date have consisted primarily of incidental sales of computer components while the company personnel have concentrated on the development of the enclosures. Expenses incurred have been primarily for administrative support, tooling and product development of the enclosures that will ultimately be sold, which has resulted in an accumulated deficit in the development stage of approximately $4,200,000.

The Company merged with Server Systems Technology, Inc., (SSTI) effective December 15, 1998. SSTI was the predecessor to the Company and was formed September 27, 1994. It owns several patents that are key to the Company's products, but otherwise has ceased its development stage operations when the Company was formed in April, 1996. SSTI is a related party to the Company since the two entities have common stockholders.

Generally accepted accounting principles require the transaction to be accounted for as a pooling of interest. SSTI's assets, liabilities and stockholders' equity will be recorded at book value as of the effective date of the transaction. At the time of the merger, SSTI's recorded assets were not significant and there were no liabilities. Additionally, it had ceased its development stage operations. The patents held by SSTI were deemed to have approximately a $10,000,000 market value and, therefore, 17,500,000 shares of the Company were issued to stockholders of SSTI at the time of the merger.

The financial statements prior to December 31, 1999, have been restated to reflect the assets acquired and the issuance of stock to the stockholders of SSTI. Additionally, the statement of operations has been restated to reflect $449,625 of development costs that was incurred by SSTI from September 27, 1994 to April 11, 1996. This restatement increased the basic and fully diluted earnings per share by $.01 for the period.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

(Continued)

UNITREND, INC.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment
<R>

Property and equipment is carried at cost, less accumulated depreciation computed using the straight-line method over the estimated useful lives of the related assets. Furniture, fixtures, computer software, and computer equipment are depreciated over lives ranging from three to ten years. Building and improvements are depreciated over lives of 40 years. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that neither improve nor extend the life of the respective assets are charged to expense as incurred. Property and equipment is reviewed for impairment whenever circumstances change and there is an indication that the carrying amount of any given asset or group of assets is not recoverable. Recoverability is assessed based on criteria that includes a significant decrease in the market value of the asset, its use has changed, legal or business factors adversely affect the asset's value, a history of cash flow losses and continued asset losses are forecasted as well as other factors that may give rise to a potential decrease in an asset's value. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. The Company has capitalized certain costs related to the construction of tooling and dies to be used in the manufacturing process. The cost of the tooling and dies is not being depreciated until such time as the Company commences manufacturing.
</R>

Patent Costs
<R>

Patent costs, which consist of the costs to obtain certain patents are being amortized over the 20-year life of such patents. Amortization expense amounted to $933 for 1999. The Company did not have amortization expense in 1998, 1997, or for the period from the inception date to December 31, 1996. The Company's existing patents begin to expire in April, 2016.
</R>

Loan Costs

Loan costs are being amortized over the life of the loan and are shown net of amortization. Accumulated amortization was $1,635 and $545 at December 31, 1999 and 1998, respectively.

Research and Development

All research and development costs are expensed as incurred. Research and development costs for the years ended December 31, 1999, 1998, 1997, and for the period from the date of inception on April 11, 1996 to December 31, 1999 amounted to $6,523, $41,799, $99,478, and $199,198, respectively.

Statement of Cash Flows

For the purpose of reporting cash flows, cash includes cash on hand and demand deposits held by banks.

(Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cumulative Effect of Change in Accounting Principle

On January 1, 1998 the Company adopted Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" that requires all start-up costs previously capitalized by the Company to be expensed. The cumulative effect of the change in accounting principles is reflected in the statements of operation. All start-up costs incurred after adoption of the statement will be expensed as incurred.

NOTES RECEIVABLE

Notes receivable consisted of the following at December 31:

	1999	1998 (as restated)
Note receivable from an unrelated party, due December 31, 2000, including interest at 5.0%, unsecured	$22,458	$11,025
Note receivable from an unrelated party, due July 31, 2001, including interest at 5.0%, unsecured	11,550	21,438
Note receivable from an unrelated party, due on demand, non-interest bearing, unsecured	—	7,000
Note receivable from employee	—	8,149

(Continued)

UNITREND, INC.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

NOTES RECEIVABLE (continued)

	1999	1998 (as restated)
Unsecured notes receivable due from related party — Osborne Manufacturing, Inc. (OMI) including interest at prime, due in 10 annual installments commencing after OMI is profitable for one year	295,747	19,830
Total	329,755	67,442
Less current maturities	(22,458)	(7,000)
Long-term note receivable	$307,297	$60,442

<R>

Based on the borrowing rates currently available to the Company and to the other parties for loans with similar terms and average maturities, the fair value of the notes receivable agreements approximate recorded values.
</R>

RELATED PARTY PAYABLE

	1999	1998
Unsecured notes payable to the President and majority stockholder, including interest at prime on the first business day of the year, payable in ten equal annual installments after the Company is profitable for one year	$1,703,854	$158,531

<R>

Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair values of the related party payable approximates the recorded value.
</R>

NOTE PAYABLE
<R>

The Company has a note payable with a bank that was used to finance the acquisition of the building. The note is payable in monthly installments of $1,611 plus interest which is charged at the prime rate plus 1-1/2 % (9.75% and 9.25% at December 31, 1999 and 1998, respectively). The note matures on August 1, 2003 at which time the remaining principal is due. The note is secured by the building and the personal guarantee of the majority stockholder. The annual maturities of long-term debt at December 31, 1999 are as follows: 2000 — $19,332; 2001 — $19,332; 2002 — $19,332; 2003 - $206,228. Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of the note payable with a bank approximates the recorded value.
</R>

(Continued)

NOTES TO FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

EMPLOYEE BENEFIT PLAN

The Company maintains a simplified employee pension salary reduction plan. The plan allows employees to make contributions up to the maximum amount permitted by the Internal Revenue Code. All full-time employees are eligible to participate in the plan. The Company may make contributions at the discretion of management. The Company has made no discretionary contributions to date.

INCOME TAXES

Deferred income taxes are recognized for the tax consequences in future years of the temporary differences between the financial reporting and tax bases of assets and liabilities at each year-end based on enacted tax laws and statutory tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. An income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

The components of the net deferred tax asset (liability) are as follows:

	1999	1998
Assets:		
Net operating loss	$ 1,477,000	$ 1,042,000
Organizational costs	5,000	7,000
Other	1,000	8,000
Gross deferred tax assets	1,483,000	1,057,000
Liabilities:		
Depreciation	5,000	3,000
Net deferred tax asset	1,478,000	1,054,000
Less: valuation allowance	(1,478,000)	(1,054,000)
	$ —	$ —

(Continued)

INCOME TAXES (continued)

A reconciliation of the Company's effective tax values is as follows:

	1999	1998	1997	September 27, 1994 (Date of Inception) to December 31, 1999
Income tax at statutory rates	$(426,793)	$(417,670)	$ 1,408,737	$(1,587,361)
Surtax and other rate differences	656	1,091	(766)	(13)
Permanent differences	2,137	579	10,206	109,374
Change in valuation allowance	424,000	416,000	(1,418,177)	1,478,000
	$ —	$ —	$ —	$ —

A valuation allowance has been recorded against the net deferred tax assets, as it is not known if the benefits will be realized by the Company.

As of December 31, 1999, the Company has approximately $3,900,000 of tax net operating loss carryforwards remaining to be utilized. The tax net loss carryforwards begin to expire in 2011 through 2019.

COMMON STOCK SUBJECT TO RESCISSION

The Company issued shares of stock in 1997 which were subject to a rescission offer which could have been exercised at the option of the stockholder and accordingly were not included in equity. The Company sold 440,340 shares for $220,170 in 1997.

During 1998, the Company issued 5,812,260 shares of common stock under an offering. As part of this offering, significantly all holders of common stock subject to rescission agreed to convert their stock subscription receipts under a one for one trade for the new stock or to rescind their stock subscription in full. During 1998, four states had not given their approval for the offering as of December 31, 1998. A total of 2,367,040 shares were issued in exchange for common stock. Stock subscription rescissions totaled 255,840 for $127,920 along with interest costs of $3,039 as of December 31, 1998. The total number of shares left to be exchanged or rescinded was 184,500 at December 31, 1998. These shares were exchanged for the new stock during 1999. There were no stock rescissions during 1999.

(Continued)

UNITREND, INC.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

EARNINGS PER SHARE

Earnings per share is computed on the weighted average number of common   shares outstanding, including any dilutive options and warrants. Per share amounts have been restated for the effects of the four-for-one and five-for-one stock splits that were effective July 9, 1999 and August 9, 1999 for stockholders of record as of the same dates, respectively.

Options to purchase 6,885,970, 6,742,700, 4,684,680, and 6,885,970 shares for the years ended December 31, 1999, 1998, 1997, and the period from the inception date of September 27, 1994 to December 31, 1999, respectively were not included in the computation of diluted EPS because the Company had a net loss during the periods and therefore the options are assumed to be anti-dilutive.

STOCKHOLDERS' EQUITY (DEFICIT)

In July 1999, the Company reincorporated as a Nevada corporation. At December 31, 1999 and 1998, the Company had 200,000,000 and 5,000,000 authorized common shares, no par value, respectively. In July 1999, the Company had a four for one stock split, except for the shares issued to the president/major stockholder related to the SSTI merger that were split at three to one. In August, 1999, the Company split its common stock issuing, five shares for every one share outstanding at the time. The Company issued 5,000 shares of common stock for consulting expense during August, 1999. The service had a value of $10,000 which was recorded for the exchange of the common stock.

The Company provides for the granting of stock options to certain employees. The options are cancelable upon exercise.

(Continued)

(F-15)

UNITREND, INC.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

STOCKHOLDERS' EQUITY (DEFICIT) (continued)

The Company applies Accounting Principles Board Opinion (APB) No. 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized in the accompanying financial statements for options issued under the plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grand dates for awards under the plan consistent with the methodology of Financial Accounting Standards Board Statement No. 123 "*Accounting for Stock-Based Compensation*," the Company's net income (loss) and net income (loss) per share would change as indicated below:

	1999	1998	1997	Inception Date to December 31, 1999
Net income (loss):				
As reported	$(1,123,139)	$(1,099,131)	$3,707,203	$(4,177,267)
Pro forma	(1,157,344)	(1,239,134)	3,668,250	(4,402,855)
Basic and diluted earnings (loss) per share:				
As reported	$ (0.02)	$ (0.02)	$ 0.06	$ (0.06)
Pro forma	$ (0.02)	$ (0.02)	$ 0.06	$ (0.07)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998, and 1997, and the period from the inception date of September 27, 1994 to December 31, 1999.
/

	1999	1998	1997	Inception Date to December 31, 1999
Dividend yield	0	0	0	0
Expected volatility	0%	0%	0%	0%
Risk-free interest rates	4.55%, 4.57%, 4.60%, 5.13%, 5.01% 5.67%	5.39%, 5.06%, & 5.61%	6.25%, 6.62%, 6.36%, & 6.11%	6.32%, 6.58%, 6.51%, & 5.70%
Expected lives	3 years	3 years	3 years	3 years

(Continued)

(F-16)

NOTES TO FINANCIAL STATEMENTS

December 31, 1999, 1998, 1997 and for the period from
the inception date of September 27, 1994 to December 31, 1999

STOCKHOLDERS' EQUITY (DEFICIT) (continued)

A summary of the status of the Company's employee stock option plan as of December 31,1999, 1998 and 1997 and changes for the years then ended is presented below:

	1999		1998		1997	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
January 1	2,896,700	$0.50	1,596,680	$0.50	1,320,000	$0.50
Granted	45,000	0.50	1,500,000	0.50	410,000	0.50
Canceled	—	0.50	(199,980)	0.50	(133,320)	0.50
December 31	2,941,700	0.50	2,896,700	0.50	1,596,680	0.50
Options exercisable at year-end	2,726,700		2,250,407		440,010	
Weighted-average fair value of options granted during the year	$ 0.06		$ 0.07		$ 0.17	

The following summarizes information about employee stock options at December 31, 1999.

Range of Exercise Prices	Number Outstanding December 31, 1999	Weighted-Average Remaining Contractual Life (In Years)	Weighted-Average Exercise Price	Number Exercisable December 31, 1998	Weighted-Average Exercise Price
$0.50	2,941,700	3.00	$0.50	2,250,407	$0.50

In 1996, the Company granted stock purchase options to Eric V. Jelinger, brother of the President. The option was granted for compensation of past services to the Company. The options allowed Mr. Jelinger to acquire up to 10,000,000 shares of stock at a price of $0.000005 per share. Under APB No. 25, compensation expense was recorded in 1996 of $4,999,950. On December 31, 1997, the options were canceled under an agreement of mutual mistake entered into by Unitrend and Eric V. Jelinger. As a result of this agreement, the compensation expense of $4,999,950 recorded in 1996 was reversed by offsetting other income amount of $4,999,950 during 1997.

(Continued)

STOCKHOLDERS' EQUITY (DEFICIT) (continued)

In 1999, 1998, and 1997, stock options were issued to non-employee consultants. Consulting expense was recorded using the fair market value on the date of grant of the options issued. Consulting expense related to these options was $7,868, $55,316, and $252,011, respectively was recorded in the statement of operations.

At December 31, 1999, 1998, and 1997, other non-employees held options to purchase 3,944,270, 3,846,000, and 3,088,000 shares of common stock for $0.50 per share, respectively. Options granted to non-employees vest at the rate of 1/3 per year following the grant date. The number of non-employee options that were vested at December 31, 1999, 1998, and 1997 were 2,342,733, 1,040,426, and 33,333, respectively. These options begin to expire three years after the date that a registration statement for a public offering of the Company's stock becomes effective with the Securities and Exchange Commission.

OPERATING LEASE OBLIGATIONS

The Company leased office space and equipment. The Company entered into a vehicle lease during 1996 in which the whole lease expense of $12,080 was paid in full at that time. The lease was treated as an operating lease and was expensed over the life of the lease. Lease expense for the years ended December 31, 1999, 1998, and 1997 and for the period from the inception date of September 27, 1994 to December 31, 1997 was $12,000, $11,879, $20,261 and $48,960, respectively.

COMMITMENTS
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The Company has entered into purchase commitments with other entities to perform the tooling designs for the computer enclosures. The total commitment as of December 31, 1999 was $1,553,450 with progress payments having been made of $715,000. The total future commitment remaining as of December 31, 1999 was $838,450. As tooling is completed, the vendors' invoices are submitted to the Company and paid in normal terms. A liability for the commitment has not been recorded in the accompanying balance sheets.
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RELATED PARTY

During 1998, the Company formed another entity called Osborne Manufacturing, Inc. (OMI) The Company will own sixty percent of OMI and a current employee will own the remaining forty percent. The Company's ownership will be reduced to 40%, three years after the commencement of OMI's production of the "VersaCase(R)" units for the Company. OMI is being organized to do all of the production of the "VersaCase(R)" as well as manufacturing for other entities. OMI will operate from a single, leased facility in Wauseon, Ohio. The Company has paid for operating expenses of OMI and expects to be repaid in full. Total advances as of December 31, 1999 and 1998 were $283,943 and $18,194, respectively. Interest is being accrued on the outstanding balance of the advances at the prime rate (8.25% at December 31, 1999). The total accrued interest was $11,804 and $1,636 at December 31, 1999 and 1998, respectively.
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The following is the summarized financial information of OMI since its inception in 1998:

	1999	1998
Total Assets	$ 84,801	$20,330
Total liabilities	$ 295,031	$19,830
Total equity	$(210,230)	$ 500
Sales	$ —	$ —
Cost of Sales	—	—
Gross profit	—	—
Operating expenses	210,730	—
Operating income	(210,730)	—
Net loss	$(210,730)	$ —

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